Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175465

PROSPECTUS SUPPLEMENT NO. 3
to Prospectus declared
effective on July 22, 2011
(Registration No. 333-175465)

INTELGENX TECHNOLOGIES CORP.

This Prospectus Supplement No. 3 supplements our Prospectus dated July 11, 2011 and should be read in conjunction therewith. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

This Prospectus Supplement includes the following documents, as filed by us with the Securities and Exchange Commission:

  the attached Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2011

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "IGXT" and on the TSX-V under the symbol "IGX".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is November 10, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2011 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File Number 000-31187

INTELGENX TECHNOLOGIES CORP.
(Exact name of small business issuer as specified in its charter)

Delaware	87-0638336
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

6425 Abrams, Ville Saint Laurent, Quebec H4S 1X9, Canada
(Address of principal executive offices)

(514) 331-7440
(Issuer's telephone number)

(Former Name, former Address, if changed since last report)

     Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]	Accelerated filer [_]
Non-accelerated filer [_] (Do not check if a smaller reporting company)	Smaller reporting company [X]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [_]    No [_]

APPLICABLE TO CORPORATE ISSUERS:

46,999,910 shares of the issuer’s common stock, par value $.00001 per share, were issued and outstanding as of November 7, 2011.

IntelGenx Technologies Corp.
Form 10-Q

IntelGenx Technologies Corp.

Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

IntelGenx Technologies Corp.

Consolidated Balance Sheet
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	September 30,	December 31,
	2011	2010
Assets
Current
Cash and cash equivalents	$3,320	$1,144
Accounts receivable	93	278
Prepaid expenses	45	47
Investment tax credits receivable	301	197
	3,759	1,666
Property and Equipment	134	159
	$3,893	$1,825
Liabilities
Current
Accounts payable and accrued liabilities	376	349

Shareholders' Equity
Capital Stock (note 4)	0	0
Additional Paid-in-Capital	14,968	11,087
Accumulated Deficit	(11,480)	(9,761)
Accumulated Other Comprehensive Income	29	150
	3,517	1,476
	$3,893	$1,825

See accompanying notes

Approved on Behalf of the Board:

/s/ J. Bernard Boudreau         Director

/s/ Horst G. Zerbe                    Director

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Equity
For the Period Ended September 30, 2011
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

					Accumulated
			Additional		Other	Total
	Capital Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Number	Amount	Capital	Deficit	Income	Equity
Balance - December 31, 2010	39,581,271	$0	$11,087	$(9,761)	$150	$1,476
Foreign currency translation adjustment	-	-	-	-	(121)	(121)
Issue of common stock, net of transaction costs of $390,017 (note 4)	4,821,342	-	2,024	-	-	2,024
Warrants issued, net of transaction costs of $131,936 (note 5)	-	-	685	-	-	685
Agents’ warrants	-	-	153	-	-	153
Warrants exercised (note 5)	1,951,141	-	762	-	-	762
Agents’ options exercised (note 5)	246,156	-	117	-	-	117
Options exercised (note 5)	250,000	-	103	-	-	103
Stock-based compensation (note 5)	-	-	37	-	-	37
Net loss for the period	-	-	-	(1,719)	-	(1,719)
Balance – September 30, 2011	46,849,910	$0	$14,968	$(11,480)	$29	$3,517

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2011	2010	2011	2010

Revenue	$23	$582	$164	$879
Other income	1	324	4	335
	24	906	168	1,214

Expenses
Research and development	360	606	994	1,186
Research and development tax credits	(40)	(24)	(123)	(72)
Management salaries	148	131	416	447
General and administrative	86	71	249	176
Professional fees	162	380	436	1,430
Depreciation	9	12	26	32
Foreign exchange gain	(162)	(3)	(113)	(4)
Interest and financing fees	0	96	2	97
	563	1,269	1,887	3,292
Net Loss	(539)	(363)	(1,719)	(2,078)
Other Comprehensive Income / (Loss)
Foreign currency translation adjustment	(219)	68	(121)	78
Comprehensive Loss	$(758)	$(295)	$(1,840)	$(2,000)

Basic Weighted Average Number of Shares Outstanding	46,158,632	35,483,445	42,087,973	33,890,795
Basic and Diluted Loss Per Common Share (note 7)	$(0.02)	$(0.01)	$(0.04)	$(0.06)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Cash Flows
(Expressed in thousands of U.S. Dollars ($000’s) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period		For the Nine-Month Period
	Ended September 30,		Ended September 30,
	2011	2010	2011	2010

Funds Provided (Used) -
Operating Activities
Net loss	$(539)	$(363)	$(1,719)	$(2,078)
Depreciation	9	12	26	32
Investor relations services	4	4	11	11
Stock-based compensation	9	12	26	49
Modification of warrant terms	-	96	-	96
Accounts receivable write-off	-	-	52	-
	(517)	(239)	(1,604)	(1,890)
Changes in non-cash operating elements of working capital	(17)	(537)	57	(43)
	(534)	(776)	(1,547)	(1,933)

Financing Activities
Issue of capital stock	865	2,465	4,212	2,465
Transaction costs	-	(356)	(369)	(356)
	865	2,109	3,843	2,109

Investing Activities
Additions to property and equipment	(4)	(23)	(7)	(29)
	(4)	(23)	(7)	(29)
Increase (Decrease) in Cash and Cash Equivalent	327	1,310	2,289	147
Effect of Foreign Exchange on Cash and Cash Equivalents	(208)	61	(113)	74
Cash and Cash Equivalents
Beginning of Period	3,201	375	1,144	1,525
End of Period	$3,320	$1,746	$3,320	$1,746

See accompanying notes

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal and recurring nature.

These financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2010. Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of the Company and its subsidiary companies. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

Management has performed an evaluation of the Company’s activities through the date and time these financial statements were issued and concluded that there are no additional significant events requiring recognition or disclosure.

2.	Adoption of New Accounting Standards

Revenue Recognition and Disclosures

In October 2009, the FASB issued Update No. 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 provides amendments to the criteria in ASC 605-25 for separating consideration in multiple-deliverable arrangements. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. ASU 2009-13: 1) establishes a selling price hierarchy for determining the selling price of a deliverable, 2) eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, 3) requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, 4) significantly expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 did not have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

2.	Adoption of New Accounting Standards (Cont’d)

In April 2010, the FASB issued Update No. 2010-17, “Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition”. This ASU provides guidance on defining a milestone under Topic 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non substantive milestones that should be evaluated individually. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-07 did not have a material effect on the Company’s financial position or results of operations.

In January 2011, the FASB issued Update No. 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”. ASU 2010-20 amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities.

The FASB believes this guidance will be effective for interim and annual periods ending after June 15, 2011. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

In April 2011, the FASB issued Update No. 2011-02, “Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring”. The amendments in ASU 2011-02 apply to all creditors that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The amendments in this ASU provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. ASU 2011-2 is effective for public companies for interim and annual periods beginning on or after June 15, 2011 and is to be applied retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. The adoption of this Statement did not have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Update No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For public entities, ASU 2011-4 is effective during interim and annual periods beginning after December 15, 2011 and early application is not permitted. The adoption of this amendment is not expected to have a material effect on the Company’s financial position or results of operations.

In June 2011, the FASB issued Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this amendment is not expected to have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

4.	Capital Stock

	March 31,	December 31,
	2011	2010
Authorized -
100,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value

Issued -
46,849,910 (December 31, 2010 - 39,581,271) common shares	$468	$396

On June 21, 2011, as part of two concurrent private placement offerings, the Company issued approximately 4.8 million shares of common stock, and three-year warrants to purchase up to approximately 2.4 million shares of common stock, for aggregate gross proceeds of approximately US$3.2 million. Each warrant entitles the holder to purchase one half of one common share at an exercise price of $0.74 per common share and expires 36 months after the date of issuance. Proceeds were allocated between the common shares and the warrants based on their relative fair value. The common shares were recorded at a value of $2,024 thousand. (See note 5 for the portion allocated to the warrants).

The private placements consisted of a definitive securities purchase agreement with certain accredited and institutional investors for the issuance and sale in a private placement transaction (the "US Private Offering") of 2,582,536 shares and warrants to purchase up to 1,291,268 shares of common stock, for aggregate gross proceeds of approximately $1.7 million, and a definitive subscription agreement solely with Canadian investors for the issuance and sale in a concurrent non-brokered private placement transaction (the "Canadian Private Offering") of 2,238,806 shares and warrants to purchase up to 1,119,403 shares of common stock, for aggregate gross proceeds of approximately $1.5 million.

The Company paid an agent cash commissions in the amount of approximately $121 thousand, representing 7% of the aggregate gross proceeds received by the Company in the US Private Offering, plus expenses in the amount of approximately $28 thousand, and issued warrants to the agent to purchase 180,778 shares of common stock, representing 7% of the amount of shares sold in the US Private Offering. The Company also paid cash finder's fees in the amount of approximately $105 thousand, representing 7% of the aggregate gross proceeds received by the Company in the Canadian Private Offering; and issued warrants to purchase 156,716 shares of common stock, representing 7% of the amount of shares sold in the Canadian Private Offering. Each warrant entitles the holder to purchase one half of one common share at an exercise price of $0.74 per common share and expires 36 months after the date of issuance.

In addition, the Company paid approximately $114 thousand in cash consideration for other transaction costs, which have been reflected as a reduction of the common shares and the warrants based on their relative fair values.

All of the above transaction costs have been reflected as a reduction to the common shares and the warrants based on their relative fair values.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

5.	Additional Paid-In Capital

Stock options

On May 12, 2011 the Company granted 50,000 stock options to an employee to purchase common shares. The stock options are exercisable at $0.52 per share and vest over 2 years at 25% every six months. The stock options were accounted for at their fair value, as determined by the Black-Scholes valuation model, of approximately $16 thousand, using the following assumptions:

Expected volatility	115%
Expected life	3.1 years
Risk-free interest rate	0.96%
Dividend yield	Nil

During the nine month period ended September 30, 2011, 250,000 (2010 - Nil) stock options were exercised for 250,000 common shares having a par value of $0 thousand in aggregate, for cash consideration of $103 thousand, resulting in an increase in additional paid-in capital of $13 thousand.

Compensation expenses for stock-based compensation of $37 thousand and $60 thousand were recorded during the nine-month period ended September 30, 2011 and 2010 respectively. Of the amount expensed in 2011, $11 thousand (2010 - $11 thousand) relates to stock options granted to investor relations firms as compensation for investor relation services, and $26 thousand (2010 - $49 thousand) relates to stock options granted to employees and directors. As at September 30, 2011, the Company has $32 thousand (2010 - $82 thousand) of unrecognized stock-based compensation.

Warrants

On June 21, 2011 the Company issued approximately 4.8 million stock purchase warrants exercisable into approximately 2.4 million common shares at $0.74 per share which expire on June 21, 2014. The stock purchase warrants were issued in connection with the June 21, 2011 private placements described in note 4. The stock purchase warrants were valued at $817 thousand based on their relative fair value, as determined by the Black-Scholes valuation model using the assumptions below:

Expected volatility	117%
Expected life	3 years
Risk-free interest rate	0.69%
Dividend yield	Nil

On June 21, 2011 the Company issued approximately 0.3 million agents’ stock purchase warrants exercisable into approximately 0.3 million common shares at $0.74 per share which expire on June 21, 2014. The stock purchase warrants were issued in connection with the June 21, 2011 private placements described in note 4. The stock purchase warrants were valued at $153 thousand based on their relative fair value, as determined by the Black-Scholes valuation model using the assumptions below:

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

5.	Additional Paid-In Capital (Cont’d)

Expected volatility	117%
Expected life	3 years
Risk-free interest rate	0.69%
Dividend yield	Nil

During the nine month period ended September 30, 2011 a total of 246,156 (2010 – Nil) agents’ warrants were exercised for 246,156 common shares having a par value of $0 thousand in aggregate, for cash consideration of approximately $117 thousand, resulting in an increase in additional paid-in capital of approximately $117 thousand.

Also during the nine month period ended September 30, 2011 a total of 2,900,036 (2010 - Nil) warrants were exercised, of which 1,435,750 (2010 – Nil) warrants were exercised for 1,435,750 common shares having a par value of $0 thousand in aggregate, for cash consideration of approximately $762 thousand, resulting in an increase in additional paid-in capital of approximately $762 thousand, and a total of 1,464,286 (2010 – Nil) warrants were exercised for 515,391 common shares in cashless exercises, resulting in an increase in additional paid-in capital of $Nil.

6.	Related Party Transactions

Included in management salaries are $4 thousand (2010 - $17 thousand) for options granted to the Chief Financial Officer and $4 thousand (2010 - $4 thousand) for options granted to the Chief Executive Officer under the 2006 Stock Option Plan and $7 thousand (2010 - $24 thousand) for options granted to non-employee directors.

Also included in management salaries are director fees of $63 thousand (2010 - $64 thousand) for attendance to board meetings and audit committee meetings.

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

7.	Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share is calculated based on the weighted average number of shares outstanding during the period. The warrants, share-based compensation and convertible notes have been excluded from the calculation of diluted loss per share since they are anti-dilutive.

8.	Subsequent events

On November 3, 2011, 100,000 warrants were exercised for 100,000 common shares having a par value of $0 thousand for cash consideration of approximately $47 thousand, resulting in an increase in additional paid-in capital of approximately $47 thousand.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
September 30, 2011
(Expressed in U.S. Funds)
(Unaudited)

8.	Subsequent events (Cont’d)

On November 3, 2011, 50,000 stock options were exercised for 50,000 common shares having a par value of $0 thousand for cash consideration of approximately $21 thousand, resulting in an increase in additional paid-in capital of approximately $21 thousand.

Item 2 Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Introduction to Management’s Discussion and Analysis

The purpose of this section, Management’s Discussion and Analysis of Financial Condition and Results of Operations, is to provide a narrative explanation of the financial statements that enables investors to better understand our business, to enhance our overall financial disclosures, to provide the context within which our financial information may be analyzed, and to provide information about the quality of, and potential variability of, our financial condition, results of operations and cash flows. Unless otherwise indicated, all financial and statistical information included herein relates to our continuing operations. Unless otherwise indicated or the context otherwise requires, the words, “IntelGenx, “Company”, “we”, “us”, and “our” refer to IntelGenx Technologies Corp. and its subsidiaries, including IntelGenx Corp. This information should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and Notes thereto.

Company Background

We are a drug delivery company established in 2003 and headquartered in Montreal, Quebec, Canada. Our focus is on the development of novel oral immediate-release and controlled-release products for the pharmaceutical market. Our business strategy is to develop pharmaceutical products based on our proprietary drug delivery technologies and, once the viability of a product has been demonstrated, to license the commercial rights to partners in the pharmaceutical industry. In certain cases, we rely upon partners in the pharmaceutical industry to fund development of the licensed products, complete the regulatory approval process with the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies relating to the licensed products, and assume responsibility for marketing and distributing such products.

In addition, we may choose to pursue the development of certain products until the project reaches the marketing and distribution stage. We will assess the potential for successful development of a product and associated costs, and then determine at which stage it is most prudent to seek a partner, balancing such costs against the potential for additional returns earned by partnering later in the development process.

We have also undertaken a strategy under which we will work with pharmaceutical companies in order to develop new dosage forms for pharmaceutical products for which patent protection is nearing expiration. Under §(505)(b)(2) of the Food, Drug, and Cosmetics Act, the FDA may grant market exclusivity for a term of up to three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor.

We are currently continuing to develop the existing products in our pipeline and may also perform research and development on other potential products as opportunities arise.

We currently purchase and/or lease, on an as-needed basis, the equipment necessary for performing research and development activities related to our products.

We plan to hire new personnel, primarily in the area of research and development, on an as-needed basis as we enter into partnership agreements and increase our research and development activities.

Key Developments

We achieved a number of milestones in our strategic development, growth and future income potential throughout the first nine months of 2011, most notably:

Financing:

On June 22, 2011, we announced the closing of two concurrent private placement offerings in the USA and Canada. We issued approximately 4.8 million shares of common stock at a per share purchase price of US$0.67, and three-year warrants to purchase up to approximately 2.4 million shares of common stock at an exercise price of US$0.74 per share, for aggregate gross proceeds of approximately US$3.2 million. We intend to use the net proceeds to support our strategic development projects and for working capital.

CPI-300 Antidepressant Tablet:

Background:
CPI-300 is a higher strength of the antidepressant bupropion HCl, the active ingredient in Wellbutrin XL®.
April 2009: submitted a New Drug Application (“NDA”) to the FDA.
August 2009: sued by Biovail Laboratories SLR (“Biovail”) for patent infringement under the Hatch-Waxman Act.
January 2010: announced manufacturing site change for the manufacture of CPI-300 to Pillar5 Pharma.
February 2010: Complete Response Letter (“CRL”) received from FDA.
March 2010: U.S. PTO issued patent number US 7,674,479 protecting CPI-300 against generic copies.
June 2010: met with FDA to clarify steps necessary to obtain regulatory approval.

Progress in 2011:
On January 4, 2011, we announced that the United States District Court of Delaware has ruled in our favor regarding claim construction for the two patent terms at issue in the patent infringement action brought forward by Biovail. The ruling arises from a special proceeding required under U.S. patent law called a "Markman Hearing" where both sides present to the court their arguments on how they believe the patent terms at issue should be interpreted.

On February 3, 2011, we announced that the United States District Court of Delaware had dismissed the lawsuit against us. Biovail agreed to dismissal of the action following the ruling on the Markman Hearing.

On May 16, 2011, we announced that we had submitted our reply to the CRL issued in February 2010 by the FDA.

On June 14, 2011, we announced that the FDA has accepted the resubmission of our NDA 505(b)(2) in response to the February 2010 CRL as a complete, Class 2 response. In addition, the FDA has established November 13, 2011 as its target action date under the Prescription Drug User Fee Act ("PDUFA").

On August 2, 2011 we announced that our contract manufacturer Pillar5 Pharma successfully passed a pre-approval inspection by the FDA for CPI-300.

Anti-Psychotic Film:

On February 7, 2011, we announced the completion of a pilot study that indicates that we have successfully developed a novel oral film, INT0022, which is likely to be bioequivalent to a leading anti-psychotic in a pivotal bioequivalency study. INT0022 has been developed using our proprietary immediate release "VersaFilm" drug delivery technology. This was a randomized, two-period, two-way crossover study in healthy male subjects. The study was designed to determine whether INT0022 will be bioequivalent to a leading anti-psychotic product in a pivotal bioequivalency study as measured by industry standard pharmacokinetic measures, peak plasma concentration (Cmax) and area under the curve (AUC). The study results indicate that INT0022 will likely be bioequivalent with the brand product and allow us to advance the product to the pivotal stage.

On June 14, 2011, we announced the execution of a binding term-sheet with RedHill Biopharma Ltd. ("RedHill"), an Israeli corporation, to co-develop and license our anti-psychotic oral thin film. The term-sheet sets forth the main criteria to be incorporated into a definitive development and license agreement under which RedHill would obtain exclusive worldwide rights to market and sell our rapidly dissolving anti-psychotic oral film product. In exchange, we would receive upfront, milestone, and external development fees totaling up to US$2.3 million from RedHill and, upon commercialization of the product, we would receive up to 50% of all proceeds including, but not limited to, all sales milestones and income from the product world-wide.

Insomnia Film:

On April 6, 2011 we announced the completion of a pilot biostudy indicating that we have developed a novel oral film, INT0020, that suggests bioequivalency to a leading branded product for the treatment of insomnia. INT0020 has been developed using our proprietary immediate release "VersaFilm" drug delivery technology.

This was a randomized, two-period, two-way crossover study in healthy male subjects. The study was designed to determine whether INT0020 is bioequivalent to a leading insomnia product as measured by industry standard pharmacokinetic measures, peak plasma concentration (Cmax) and area under the curve (AUC). The study results indicate that INT0020 should meet acceptance criteria for bioequivalency for both Cmax and AUC once we decide to advance the product to the larger pivotal bioequivalency study.

Currency rate fluctuations

Our operating currency is Canadian dollars, while our reporting currency is U.S. dollars. Accordingly, our results of operations and balance sheet position have been affected by currency rate fluctuations. The following management discussion and analysis takes this into consideration whenever material.

Results of Operations for the nine month period ended September 30, 2011 compared to the nine month period ended September 30, 2010.

			Increase/	Percentage
In U.S.$ thousands	2011	2010	(Decrease)	Change
Revenue	$164	$879	$(715)	81%
Other Income	4	335	(331)	99%
Research and Development Expenses	994	1,186	(192)	16%
Research and Development Tax Credit	(123)	(72)	51	71%
Management Salaries	416	447	(31)	7%
General and Administrative Expenses	249	176	73	41%
Professional Fees	436	1,430	(994)	70%
Foreign Exchange	(113)	(4)	109	2,725%
Net Loss	(1,719)	(2,078)	(359)	17%

Revenue and Other Income

Total revenue and other income decreased from $1,214 thousand in the first nine months of 2010 to $168 thousand in the first nine months of 2011.

Royalty revenues earned from commercialization of the first product fully-developed by us, a prenatal multivitamin supplement marketed as Gesticare® in the USA, decreased to approximately $67 thousand in the first nine months of 2011 from $199 thousand in the same period of the previous year. The deterioration results from increased competition in the nutritional supplement market.

In the first 9 months of 2010, revenue earned from our pharmaceutical partners for development milestones achieved included non-refundable upfront license fees of $500 thousand, and other income related to the write-back of accruals made in prior years of $329 thousand, neither of which recurred in the first nine months of 2011.

Revenue earned from our pharmaceutical partners for development milestones achieved decreased from $174 thousand in the first nine months of 2010 to $96 thousand in the first nine months of 2011. The decrease reflects the changing status of research and development projects as they progress and development milestones are realized, new development projects are undertaken, or projects are completed.

Research and Development (“R&D”) Expenses

R&D expenses decreased from $1,186 thousand in the first nine months of 2010 to $994 thousand in the first nine months of 2011, and we recorded Research and Development Tax Credits and refunds of $123 thousand in the first 9 months of 2011 compared to $72 thousand in the same period last year. This represents an improvement to net R&D expenses of approximately $243 thousand, or 22%.

Included within R&D expenses for 2011 are R&D Salaries of $443 thousand, of which approximately $12 thousand represents non-cash compensation. This compares to R&D Salaries of $357 thousand in 2010, of which approximately $5 thousand represented non-cash compensation. Approximately $27 thousand of the increase in R&D Salaries is related to the foreign exchange impact arising from the translation of our operating currency into our reporting currency, and approximately $59 thousand of the increase is attributable to the addition of a scientist in May 2010, the return of a scientist from maternity leave, and R&D staff salary increases.

Management Salaries and General and Administrative Expenses

Management salaries decreased from $447 thousand in the first nine months of 2010 to $416 thousand in the first nine months of 2011. The decrease relates to the termination of a consultancy agreement for business development activities in the fourth quarter of 2010, which was partially compensated by the additional costs of temporary assistance for business development through the first quarter of 2011, plus approximately $25 thousand related to the foreign exchange impact arising from the translation of our operating currency into our reporting currency.

Included in management salaries are approximately $7 thousand (2010: $21 thousand) in non-cash compensation resulting from options granted to management employees in 2008 and 2009, and $7 thousand (2010: $24 thousand) in non-cash compensation from options granted to non-employee directors in 2010.

General and administrative expenses increased from $176 thousand in the first nine months of 2010 to $249 thousand in the first nine months of 2011. The increase relates primarily to the write-off of a receivable in the amount of approximately $52 thousand, which is no longer collectible, plus approximately $16 thousand related to the foreign exchange impact arising from the translation of our operating currency into our reporting currency

Professional Fees

Professional fees for the first nine months of 2011 decreased by $994 thousand, or 70%, to $436 thousand from $1,430 thousand in the first nine months of 2010.

The decrease in professional fees is primarily attributable to the dismissal in February 2011 of the patent infringement lawsuit that was initiated by Biovail against us in August 2009. The dismissal of the litigation followed our previous announcement on January 4th, 2011 that the court had ruled in favor of IntelGenx regarding claim construction for the two patent terms at issue in the patent infringement action brought forward by Biovail under the Drug Price Competition and Patent Term Restoration Act ("Hatch-Waxman Act"). The ruling arose from a special proceeding required under U.S. patent law called a "Markman Hearing" where both sides presented to the court their arguments on how they believed the patent terms at issue should be interpreted. Subsequent to the ruling on the Markman Hearing, Biovail agreed to dismissal of the action.

In the first nine months of 2010 we incurred legal expenses in respect of the Biovail litigation of approximately $973 thousand, compared with $20 thousand in the first nine months of 2011.

Included within professional fees in the first nine months of 2011 is a non-cash expense of approximately $11 thousand (2010: $11 thousand) for options granted to investor relation firms for investor relation services.

Foreign Exchange

The foreign exchange gain of $113 thousand realized in the first 9 months of 2011 compares with the gain of $4 thousand realized in the same period of the precious year. The gain realized in 2011 relates primarily to amounts received for the exercise of warrants and stock options, both of which are accounted for in the balance sheet at historical cost.

Share-Based Compensation Expense, Warrants and Stock Based Payments

Share-based compensation expense, warrants and share-based payments totaled $37 thousand in the first nine months of 2011, compared with $156 thousand in the first nine months of 2010.

On July 28, 2010, the Company restated the exercise price of the warrants issued with respect to the convertible notes transaction on May 22, 2007 from $0.80 to $0.48. The restatement resulted in an increase in the fair value of the warrant and an additional compensation charge of approximately $96 thousand, which was charged to expenses in the third quarter of 2010. There was no recurrence of such expense in the first nine months of 2011.

We expensed approximately $19 thousand in the first nine months of 2011 for options granted to our employees in 2009, 2010 and 2011 under the 2006 Stock Option Plan and approximately $7 thousand for options granted to non-employee directors in 2010, compared with $25 thousand and $24 thousand, respectively, which was expensed in the first nine months of the previous year.

We also expensed $11 thousand in the first nine months of 2011 for options granted to investor relation firms for investor relation services, compared to $11 thousand that was expensed in the first nine months of 2010.

There remains approximately $32 thousand in stock-based compensation to be expensed in fiscal 2011, 2012 and 2013 of which approximately $30 thousand relates to the issuance of options to our employees and directors during 2009 and 2010, and approximately $2 thousand relates to options granted to investor relations firms. We anticipate the issuance of additional options and warrants in the future, which will continue to result in stock-based compensation expense.

Net Loss

The net loss for the first nine months of 2011 decreased by $359 thousand, or 17%, to $1,719 thousand compared with the net loss of $2,078 thousand in the same period of the previous year. Included within the net loss for the first nine months of 2011 is a loss of approximately $105 thousand related to a foreign exchange impact arising from the translation of our operating currency into our reporting currency, which is the effect of the strengthening of the Canadian dollar versus the U.S. dollar. The decrease in net loss primarily relates to the decrease in professional fees of $994 thousand, of which $953 thousand relates to the Biovail litigation, a reduction in net R&D expense of $243 thousand and an increase in foreign exchange gain of $109 thousand, partly offset by a decrease in revenue of $715 thousand and a decrease in other income of $331 thousand.

Key items from the Balance Sheet as at September 30, 2011 compared to December 31, 2010

In U.S.$ thousands

			Increase/	Percentage
	2011	2010	(Decrease)	Change
Current Assets	$3,759	$1,666	$2,093	126%
Property and Equipment	134	159	(25)	16%
Current Liabilities	376	349	27	8%
Additional Paid-in Capital	14,968	11,087	3,881	35%

Current Assets

Current assets totaled $3,759 thousand at September 30, 2011 compared with $1,666 thousand at December 31, 2010. The increase of $2,093 thousand is primarily attributable to an increase in cash and cash equivalents of approximately $2,176 thousand arising from the private placement offerings completed in June, 2011 together with the exercise of warrants and stock options, and an increase in investment tax credits receivable of approximately $104 thousand, partially off-set by a decrease in accounts receivable of approximately $185 thousand.

Prepaid Expenses

As of September 30, 2011 prepaid expenses totaled $45 thousand, compared to $47 thousand at December 31, 2010.

Liquidity and Capital Resources

On June 21, 2011, as part of two concurrent private placement offerings, we issued approximately 4.8 million shares of common stock, and three-year warrants to purchase up to approximately 2.4 million shares of common stock, for aggregate gross proceeds of approximately US$3.2 million. Each warrant entitles the holder to purchase one half of one common share at an exercise price of $0.74 per common share and expires 36 months after the date of issuance.

The private placements consisted of a definitive securities purchase agreement with certain accredited and institutional investors for the issuance and sale in a private placement transaction (the "US Private Offering") of 2,582,536 shares and warrants to purchase up to 1,291,268 shares of common stock, for aggregate gross proceeds of approximately $1.7 million, and a definitive subscription agreement solely with Canadian investors for the issuance and sale in a concurrent non-brokered private placement transaction (the "Canadian Private Offering") of 2,238,806 shares and warrants to purchase up to 1,119,403 shares of common stock, for aggregate gross proceeds of approximately $1.5 million.

We paid an agent cash commissions in the amount of approximately $121 thousand, representing 7% of the aggregate gross proceeds received by us in the US Private Offering, plus expenses in the amount of approximately $28 thousand, and issued warrants to the agent to purchase 180,778 shares of common stock, representing 7% of the amount of shares sold in the US Private Offering. We also paid cash finder's fees in the amount of approximately $105 thousand, representing 7% of the aggregate gross proceeds received by us in the Canadian Private Offering; and issued warrants to purchase 156,716 shares of common stock, representing 7% of the amount of shares sold in the Canadian Private Offering. Each warrant entitles the holder to purchase one half of one common share at an exercise price of $0.74 per common share and expires 36 months after the date of issuance. In addition, we paid approximately $114 thousand in cash consideration for other transaction costs, which have been reflected as a reduction of the common shares and the warrants based on their relative fair values.

During the nine month period ended September 30, 2011 a total of 246,156 (2010 – Nil) agents’ warrants were exercised for 246,156 common shares having a par value of $0 thousand in aggregate, for cash consideration of approximately $117 thousand, resulting in an increase in additional paid-in capital of approximately $117 thousand.

Also during the nine month period ended September 30, 2011 a total of 2,900,036 (2010 - Nil) warrants were exercised, of which 1,435,750 (2010 – Nil) warrants were exercised for 1,435,750 common shares having a par value of $0 thousand in aggregate, for cash consideration of approximately $762 thousand, resulting in an increase in additional paid-in capital of approximately $762 thousand, and a total of 1,464,286 (2010 – Nil) warrants were exercised for 515,391 common shares in cashless exercises, resulting in an increase in additional paid-in capital of $Nil.

During the third quarter of 2011, 250,000 (2010 - Nil) stock options were exercised for 250,000 common shares having a par value of $0 thousand in aggregate, for cash consideration of $103 thousand, resulting in an increase in additional paid-in capital of $103 thousand.

Cash and cash equivalents totaled $3,320 thousand as at September 30, 2011, representing an increase of $2,176 thousand, compared to $1,144 thousand as at December 31, 2010.

As at September 30, 2011, we had accumulated a deficit of $11,480 thousand compared with an accumulated deficit of $9,761 thousand as at December 31, 2010. Total assets amounted to $3,893 thousand and shareholders’ equity totaled $3,517 thousand as at September 30, 2011, compared with total assets and shareholders’ equity of $1,825 thousand and $1,476 thousand, respectively, as at December 31, 2010.

Accounts receivable totaled $93 thousand as at September 30, 2011 compared with $278 thousand as at December 31, 2010. The decrease relates primarily to a sales tax refund in the amount of approximately $135 thousand that we received in the second quarter of 2011, and the write-off of a receivable in the first quarter of 2011 in the amount of approximately $52 thousand that was no longer deemed to be collectible.

In addition, we had R&D investment tax credits receivable of approximately $301 thousand as at September 30, 2011 as compared to $197 thousand as at December 31, 2010. We expect to receive a refund of approximately $200 thousand of the R&D investment tax credits during the fourth quarter of 2011.

Accounts payable and accrued liabilities as at September 30, 2011 amounted to $376 thousand (December 31, 2010 - $349 thousand), of which approximately $205 thousand relates to research and development activities, approximately $37 thousand relates to professional fees, and approximately $120 thousand relates to accrued payroll liabilities.

Property and Equipment

As at September 30, 2011, the net book value of property and equipment amounted to $134 thousand, compared to $159 thousand at December 31, 2010. In the nine months ended September 30, 2011 additions to assets totaled $7 thousand, total depreciation amounted to $26 thousand and a foreign exchange loss of $6 thousand was recorded.

Capital Stock

As at September 30, 2011, capital stock amounted to $468 compared to $396 at December 31, 2010. The increase reflects 4,821,342 shares issued related to the US and Canadian private placements on June 21, 2011 and, in the second and third quarters of 2011, a total of 1,951,141 shares issued related to the exercise of warrants, 250,000 shares issued related to the exercise of options, and 246,156 shares issued related to the exercise of agents’ warrants, with all issuances of shares at a par value of $0.00001:

Capital stock is disclosed at its par value with the excess of proceeds shown in Additional Paid-in-Capital.

Additional Paid-in-Capital

Additional paid-in capital totaled $14,968 thousand at September 30, 2011 compared with $11,087 thousand at December 31, 2010. The change is made up of increases of $2,414 thousand, $817 thousand, and $153 thousand for the private placements completed on June 21, 2011 in relation to common stock issued, warrants, and agent’s compensation respectively as well as a decrease of $522 thousand for transaction costs. Additional paid in capital also increased by $762 thousand related to the exercise of warrants, $117 thousand related to the exercise of agents’ warrants, $103 thousand related to the exercise of options and $37 thousand for stock-based compensation, of which approximately $11 thousand is attributable to the amortization of stock options granted to our investor relations consultants and approximately $26 thousand is attributable to the amortization of stock options granted to employees and directors.

Key items from the Statement of Cash Flows for the nine month period ended September 30, 2011 compared to the nine month period ended September 30, 2010

In U.S.$ thousands			Increase/	Percentage
	2011	2010	(Decrease)	Change
Operating Activities	$(1,547)	$(1,933)	$(386)	20%
Financing Activities	3,843	2,109	1,734	82%
Investing Activities	(7)	(29)	(22)	76%
Cash and cash equivalents - end of period	3,320	1,746	1,574	90%

Statement of cash flows

Net cash used by operating activities was $1,547 thousand in the nine months ended September 30, 2011 representing a decrease of $386 thousand when compared to $1,933 thousand for the same period in 2010. In the first nine months of 2011, net cash used by operating activities consisted of an operating loss of $1,719 thousand and an increase in non-cash operating elements of working capital of $57 thousand.

Operating activities will continue to consume our available funds until we are able to generate increased revenues.

The net cash provided by financing activities was $3,843 thousand in the first nine months of 2011, compared to $2,109 thousand in the same period of the previous year. The net cash provided in 2011 resulted primarily from the US and Canadian private placements completed on June 21, 2011 for gross proceeds of approximately $3.2 million, less related transaction costs of $369 thousand, plus $762 thousand related to the exercise of warrants, $117 thousand related to the exercise of agents’ warrants and$103 thousand related to the exercise of options.

Net cash used in investing activities amounted to $7 thousand in the nine months ended September 30, 2011 compared to $29 thousand in the first nine months of 2010.

The balance of cash and cash equivalents as at September 30, 2011 amounted to $3,320 thousand, compared to $1,746 thousand at September 30, 2010.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Forward-Looking and Cautionary Statements

This report contains certain forward-looking statements that involve risks and uncertainties relating to, among other things, our future financial performance or future events. Forward-looking statements give management’s current expectations, plans, objectives, assumptions or forecasts of future events. All statements other than statements of current or historical fact contained in this Form 10Q, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” and similar expressions. These statements involve known and unknown risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from the results set forth in this Annual Report. You should not place undue reliance on these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors such as:
continued development of our technology;
lack of product revenues
successful completion of clinical trials and obtaining regulatory approval to market ability to protect our intellectual property
dependence on collaborative partners
ability to generate positive cash flow
ability to raise additional capital if and when necessary
dependence on key personnel;
competitive factors;
the operation of our business; and
general economic conditions.

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward looking statements. These forward-looking statements speak only as of the date on which they are made, and except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 3. Controls and Procedures.

     As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II

Item 1. Legal Proceedings

This Item is not applicable

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

This Item is not applicable.

Item 3. Defaults Upon Senior Securities

This Item is not applicable.

Item 4. (Reserved)

Item 5. Other Information

This Item is not applicable.

Item 6. Exhibits

Exhibit 31.1
Certification of C.E.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.2
Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.1
Certification of C.E.O. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.2
Certification of Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELGENX TECHNOLOGIES CORPORATION

Date: November 9, 2011	By: /S/ Horst Zerbe
Horst G. Zerbe
President, C.E.O. and
Director

Date: November 9, 2011	By: /S/ Paul Simmons
Paul A. Simmons
Principal Accounting Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Horst Zerbe, Chief Executive Officer of the IntelGenx Technologies Corporation (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 9, 2011

/s/ Horst Zerbe
Horst Zerbe
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Simmons, Principal Accounting Officer of IntelGenx Technologies Corporation (the "registrant"), certify that:

1. I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 9, 2011

/s/ Paul Simmons
Paul Simmons
Principal Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IntelGenx Technologies Corporation (the "Company") on Form 10-Q for the period ending September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Horst Zerbe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Horst Zerbe
Horst Zerbe
Chief Executive Officer
November 9, 2011

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of IntelGenx Technologies Corporation(the "Company") on Form 10-Q for the period ending September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Simmons, Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Paul Simmons
Paul Simmons
Principal Accounting Officer
November 9, 2011

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.